Reply to
Lindley S. Branson
612 632-3024
Lindley.Branson@gpmlaw.com

October 25, 2005

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Rochelle Plesset

Re:	Webb Interactive Services, Inc. (“Webb”)
Form 10-QSB/A for Fiscal Quarter Ended September 30, 2004
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 8-K/A Filed July 21, 2005
File No. 00-28462

Ladies/Gentlemen:

This letter is furnished in response to the Staff’s September 23, 2005 comment letter.

Comment 1 of the Staff’s comment letter dated June 9, 2005.

Webb’s previous response on this comment did not address the investment in Jabber, Inc. (“Jabber”) by Jona, Inc. (“Jona”) as the Staff’s comment letter to which Webb was responding related to periods prior to the investment. While, as noted in Webb’s filings with the Commission, Webb did not approve the Jona investment, Webb was responsible for initiating discussions with Jona as well as with others regarding an investment in Jabber. The fact that Webb did not approve the Jona financing is not, by itself, relevant to whether or not Webb’s degree of control of Jabber is greater than that of any other shareholder. Webb acknowledges that it controls less than 50% of Jabber’s voting securities. Approval by shareholders other than Webb who do, in the aggregate, control more than 50% of Jabber’s voting securities is not indicative of whether or not Webb has the largest degree of control of any one of Jabber’s shareholders. In this case, Webb chose not to be a party to the financing agreements for several reasons. For one, Jona is Webb’s largest shareholder, and Webb preferred that any investment by Jona in Jabber be approved by Jabber’s other shareholders independently of Webb. In addition, Webb, as a shareholder of Jabber, was able to obtain the benefits of the financing agreements without becoming subject to the terms of the agreements that could not be applicable to Webb without its consent, so long as France Telecom Technologies Investissements (“FTTI”) and Intel Capital Corporation (“Intel”), Jabber’s other significant shareholders, approved the financing. By not becoming a party to the agreements, Webb also retained certain veto powers that Webb had

United States Securities and Exchange Commission

October 25, 2005

pursuant to the Jabber 2003 financing agreements, including the right to prevent either FTTI or Intel from owning more than 49% of Jabber’s voting securities. While the Jabber 2005 financing agreements contain a similar provision, this provision in the 2005 agreements can be waived by the approved of Jabber’s other preferred shareholders.

The provision restricting any action by Webb to make Jabber a public company is a carryover from the 2003 financing agreements. At the time of the investment in 2003 by FTTI and Intel, they were concerned that Webb might unilaterally take action to make Jabber a public company. To eliminate this concern, Webb agreed to this restriction.

The 2003 cost-sharing arrangement described in Webb’s prior response was not extended beyond its original term of March 31, 2005. This arrangement was described to illustrate Webb’s greater involvement in the management of Jabber than that of the other shareholders and was of direct relevance to the periods covered in the Staff’s initial comment letter. Another example of Webb’s greater degree of control of Jabber than that of Jabber’s other shareholders is Webb’s involvement in developing Jabber’s executive management team. Jabber’s Chief Financial Officer is Webb’s former controller; one of Webb’s representatives on the Jabber Board was the Board member primarily responsible for managing the CEO recruitment process, and Jabber’s Vice President-Business Development and Chief Technology Officer were hired when Webb owned a majority of Jabber’s outstanding voting securities and was actively involved in Jabber’s management.

Webb remains Jabber’s largest shareholder. Following completion of the second portion of Jona’s Jabber investment on September 30, 2005, the ownership of Jabber’s outstanding voting securities, on an as-converted basis (voting rights are determined based on the number of common shares issueable upon conversion of the preferred stock), is as follows:

Webb –	34%;
FTTI –	29%;
Jona –	28%;
Intel –	8%;
Others –	1%.

The 2003 financing agreements preclude Webb, FTTI and Intel and the 2005 financing agreements preclude FTTI, Jona and Intel from entering into any agreements with any of the others with respect to the voting of their Jabber shares. Thus, Webb believes the percentage of voting securities owned by each of such shareholders is the single most important factor relevant to determining each shareholder’s relative degree of control of Jabber.

Jabber’s current Board of Directors consists of five individuals, including Jabber’s CEO, a representative of each of Webb, FTTI and Jona and one individual who is independent of any of Jabber’s major shareholders. In addition, Webb, Jona and Intel have observer rights and may have one of their representatives participate as non-voting members of the Board.

United States Securities and Exchange Commission

October 25, 2005

In conclusion, Webb formed Jabber and continues to be actively involved in Jabber. In late 2004 when the Jabber Board decided that Jabber should seek additional financing, Webb was the only one of Jabber’s shareholders to become actively involved in the funding process Ultimately, Webb’s largest shareholder provided the funding. Webb continues to work with Jabber management to develop additional financing sources for Jabber should funding be necessary.

While Webb has owned less than a majority of Jabber’s outstanding voting securities since March 2003, Webb has consistently been Jabber’s largest shareholder and consistent with being the Jabber shareholder with the greatest degree of control, has been more actively involved in the development of Jabber than have any of Jabber’s other shareholders. As such, Webb believes it is not an investment company in reliance upon Rule 3a-1 of the Investment Company Act of 1940. This is consistent with how Webb represents its business to investors. Webb’s shareholders understand that Webb formed Jabber and continues to be involved in the development of internet-based instant messaging and awareness recognition technology through Jabber.

If you have any questions or further comments, please contact the undersigned at 612-632-3024 or by fax at 612-632-4024.

Sincerely,

WEBB INTERACTIVE SERVICES, INC.

By:	/s/ LINDLEY S. BRANSON
Its:	Vice President/General Counsel